Exhibit 99.2

Ordinary General Shareholders Meeting of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

March 19th,  2025

In the City of Mexico, the registered office of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the "Company"), at ten o'clock on March 19th, 2025, the shareholders of the Company and the representatives of the shareholders indicated in the attendance list met at the address located at Paseo de los Tamarindos 90, Torre II, Floor 28, Colonia Bosques de las Lomas, Cuajimalpa de Morelos, Mexico City, 05120, for the purpose of holding an ordinary general shareholders' meeting, duly convened in accordance with the provisions of the Company's bylaws, by means of the first call published in the "Reforma" newspaper on February 20th, 2025, as well as through publication in the electronic system of the Ministry of Economy. A copy of said publications is attached to the record of this Minutes as Annex "1". A copy of the attendance list along with copies of: (i) the respective power of attorney letters, (ii) the certifications issued to the shareholders by the S.D. Indeval Institution for the Deposit of Securities, S.A. de C.V. and the different custodians participating in that institution, and (iii) the shareholding list issued on March 11, 2025 by the S.D. Indeval Institution for the Deposit of Securities, S.A. de C.V., are attached to the record of this Minutes as Annex "2".

In accordance with the provisions of Article Twenty-First of the Company's bylaws, the meeting was chaired by Mr. Lorenzo Dominique Berho Carranza, and Mr. Alejandro Pucheu Romero, the proprietary secretary of the Board of Directors of the Company, acted as secretary.

In accordance with Article Twenty-First of the Company's bylaws, the chairman appointed Ms. Claudia Alejandra Márquez Rueda and Ms. Jimena María Garcia Cuellas Céspedes as scrutineers, who, after accepting their office, proceeded to examine: (1) the attendance list, (2) the shareholding list issued on March 11, 2025 by the S.D. Indeval Institution for the Deposit of Securities, S.A. de C.V., and (3) the power of attorney letters exhibited by the representatives of the shareholders, in order to carry out the count of the shares represented in this ordinary general meeting. Once this was done, the scrutineers certified that, for the ordinary general meeting, 57.64% (fifty-seven point sixty-four percent) of the shares representing the subscribed, paid-up, and voting share capital in the matters of the ordinary general meeting were represented; therefore, in accordance with the provisions of Articles Twenty-Third of the Company's bylaws, there is the necessary quorum for the convening of this ordinary general shareholders' meeting on first call. The scrutineers stated that this percentage was determined without considering the shares that are currently in the Company's treasury, which, in accordance with the provisions of Article 56 of the Securities Market Law, do not have corporate or economic rights and therefore are not counted for the quorum of this ordinary general meeting.

For the purposes of Article 49, Section III of the Securities Market Law, the secretary hereby informs that the shareholders' representatives in this meeting prove their identity through the power of attorney forms issued for this purpose by the Company and made available to them since the date of publication of the respective call or through powers of attorney issued in accordance with common legislation.

Having reviewed the scrutineers' report, the chairman declared this ordinary general shareholders' meeting legally convened and welcomed the attendees.

Afterwards, the chairman read the agenda published for this shareholders' meeting in the terms as follows:

AGENDA

I.	Presentation, and in its case, approval of the 2024 annual report by the CEO.

II.	Presentation, and in its case, approval, of the 2024 annual report by the Board of Directors.

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III.	Presentation, and in its case, approval, of the 2024 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, Environmental, Social and Corporate Governance Committees.

IV.	Report on the compliance of tax obligations of the Company and its subsidiaries, during 2024.

V.	Presentation, discussion and in its case, approval, of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2024, including the report from the external auditor for the Company.

VI.	Porposal, and in its case, approval of the decree and payment of a cash dividend, delegation of authority to the Board of Directors.

VII.	Presentation, and in its case, approval of the share repurchase program during the fiscal year 2024.

VIII.	Proposal, and in its case, approval of the 2025 share repurchase program, of the amount that may be used in a revolving manner and delegations of authority to the board of directos for its execution.

IX.	Appointment, or in its case, ratification of the members of the Board of Directors, and and of the presidents of the Audit and Corporate Practices Committees and compensations during 2025.

X.	Appointment of special delegates.

Afterwards, the items on the agenda were discussed as set forth below.

I.	Presentation, and in its case, approval of the 2024 annual report by the CEO.

In attending the first point on the agenda, Mr. Lorenzo Dominique Berho Carranza, in his capacity as general director of the Company, read the report that in terms of article 44 section XI of the Securities Market Law and article 172 of the General Company´s Law presents in relation to the fiscal year ended on December 31, 2024. A copy of said document is added to the file of this minute as Annex "3".

After the reading by the general director, the secretary of the Board of Directors commented that this report was presented to the board of directors on February 18th,  2025 and that said corporate body issued a favorable opinion, without qualifications or exceptions.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 89.02% (eighty-nine point cero two percent) of the shares represented at this meeting, which is equivalent to 51.31% (fifty-one point thirty-one percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	The annual report presented by the General Director of the Company for the fiscal year ending on December 31ST, 2024 is approved in all its parts, in terms of the document atached to the file of these minutes as Annex "3".

SECOND.	The opinion issued by the Board of Directors regarding the report presented here by the Director General is approved.

II.       Presentation, and in its case, approval, of the 2024 annual report by the Board of Directors.

In attending the second point on the agenda, the president read the annual report that, in terms of article 28, section IV, section e), of the Securities Market Law and article 172, section b), of the General Companies Law presents the Board of Directors in relation to the fiscal year ended December 31, 2024. A copy of said document is attached to the file of these minutes as Annex "4".

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 89.03% (eighty-nine point cero three percent) of the shares represented at this meeting, which is

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equivalent to 51.31% (fifty-one point thirty-one percent) of the total shares representing the share capital of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTION

ONLY.	The annual report presented by the Board of Directors of the Company for the fiscal year that ended on December 31, 2024 is approved in all its parts, including without limitation, the opinion of the Board of Directors regarding the annual report presented by the Director General, in terms of the document attached to the file of this minutes as Annex "4".

III.	Presentation, and in its case, approval, of the 2024 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, Environmental, Social and Corporate Governance Committees

In attending to the third point on the agenda, the secretary submitted for the consideration of the Company's shareholders: (1) the report that, in terms of article 43, section II, of the Securities Market Law, is presented by the audit of the Company, (2) the report that in terms of article 43, section I, of the Securities Market Law, is presented by the corporate practices committee of the Company, (3) the activity report of the investment committee, (4) the activities report of the ethics committee, (5) the activities report of the environmental, social and corporate governance committee, and (6) the activities report of the debt and equity committee, all of them issued by the fiscal year ended December 31, 2024. Copies of all said reports are attached to the file of these minutes as Annex "5".

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 94.96% (ninety-four point ninety-six percent) of the shares represented at this meeting, which is equivalent to 54.73% (eighty-one point forty-one percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	The report presented by the Company's audit committee for the fiscal year that ended on December 31, 2024 is approved in all its parts, in the terms of the document attached to the file of these minutes as part of Annex "5

SECOND.	The report presented by the corporate practices committee of the Company for the fiscal year that ended on December 31, 2024, is approved in all its parts, in the terms of the document attached to the file of these minutes as part of the Annex " 5".

THIRD.	The activity report of the investment committee prepared for the fiscal year that ended on December 31, 2024 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5".

FOURTH.	The activity report of the ethics committee prepared for the fiscal year ended on December 31, 2024 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5".

FIFTH.	The activity report of the environmental, social and corporate governance committee prepared for the fiscal year ended on December 31, 2024 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5" .

SIXTH.	The report on activities of the debt and equity committee prepared for the fiscal year ended on December 31, 2024 is approved, in the terms of the document attached to the file of these minutes as part of Annex "5".

IV.       Report on the compliance of tax obligations of the Company and its subsidiaries, during 2024.

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In attending to the fourth point on the agenda, Mr. Juan Felipe Sottil Achutegui, in his capacity as CFO of the Company, reported to the shareholders that the Company and its subsidiaries have fully complied with their respective tax obligations in the established terms. by the applicable legislation, which is reported in compliance with the provisions of article 76, section XIX, of the Income Tax Law. A copy of his report is attached to the record of this minutes as Exhibit "6".

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 94.97% (ninety-four point ninety-seven percent) of the shares represented at this meeting, which is equivalent to 54.74% (fifty-four point seventy-four percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTION

ONLY.	The report presented by Mr. Juan Felipe Sottil Achutegui, in his capacity as CFO of the Company, is approved regarding compliance with the tax obligations of the Company and its subsidiaries during the fiscal year ended on December 31, 2024. , in terms of the report attached to the file of this record as Annex "6".

V.       Presentation, and in its case, approval, of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2023, including the report from the external auditor for the Company.

In attending to the fifth point on the agenda, Mr. Juan Felipe Sottil Achutegui submitted for the consideration of the Company's shareholders, the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year ended on December 31, 2024, which include a balance sheet, an income statement, a statement of changes in the financial position of the Company, a statement of changes in equity, the complementary notes and the report and opinion of the Company's external auditor, which Mr. Juan Felipe Sottil Achutegui noted does not contain qualifications or exceptions. A copy of said documents is added to the file of this record as Annex "7".

Likewise, Mr. Juan Felipe Sottil Achutegui commented that these financial statements were reviewed by the Company's Audit Committee in its session held on February 14, 2025 and that said committee recommended their approval.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 90.36% (ninety point thirty-six percent) of the shares represented at this meeting, which is equivalent to 52.08% (fifty-two point zero eight percent ) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	Considering the recommendations of the Audit Committee, the consolidated and audited financial statements of the Company and its subsidiaries are approved in all their parts, which include the balance sheet, the income statement, the statement of changes in financial position, the statement of changes in equity, the complementary notes and the report and opinion issued by the Company's external auditor; all of the above for the fiscal year that ended on December 31, 2024, in terms of the documents attached to the file of this Minutes as Annex "7".

SECOND.	Based on the provisions of article 20 of the General Corporate Law, it is resolved to separate the amounts corresponding to the legal reserve.

THIRD.	It is resolved that the result of the 2024 fiscal year will be applied to the Company's income statement.

VI.	Presentation, and in its case, approval of the decree and payment of a cash dividend, delegation of authority to the Board of Directors

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In attending to the sixth point on the agenda, Mr. Juan Felipe Sottil Achutegui, in his capacity as CFO of the Company, informed the shareholders that the board of directors of the Company, in its last session, determined to recommend to the shareholders of the Company, the payment of a cash dividend for the total amount of US$69,537,973.00 (sixty-nine million five hundred and thirty-seven thousand nine hundred and seventy-three dollars 00/100), legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date. This amount results from the application of the Company's current dividend policy.

Mr. Juan Felipe Sottil Achutegui also commented that the board of directors of the Company recommended to this meeting that, in the same way as in previous years, it be approved that the payment of the aforementioned dividend be made in 4 (four) equal installments, each for the total amount of US$17,384,493.20  (seventeen million three hundred and eighty-four thousand four hundred and ninety-three dollars 20/100) legal currency of the United States of America.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 89.02% (eighty-nine point zero three percent) of the shares represented at this meeting, which is equivalent to 51.31% (fifty-one point thirty-one percent) cent) of the total shares representing the share capital of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	The payment of a cash dividend is decreed in the amount of US$69,537,973.00 (sixty-nine million five hundred and thirty-seven thousand nine hundred and seventy-three dollars 00/100 legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, coming from the Company's retained earnings account.

SECOND.	It is resolved that the declared dividend will be paid to the shareholders in 4 (four) equal installments, each one for the amount of US$17,384,493.20 (seventeen million three hundred and eighty-four thousand four hundred and ninety-three dollars 20/100) legal currency of the States United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, with the first payment date being April 15 2025, the second on July 15, 2025, the third on October 15, 2025 and the last on January 19, 2026, through the S.D. Indeval Institutción para el Depósito de Valores, S.A. de C.V., since all the shares representing the capital stock are deposited in said institution.

THIRD.	It is resolved that the aforementioned dividend will be paid to the shareholders of the Company in the amounts and on the dates described in the second resolution above, in proportion to their shareholding, dividing the total amount of each said payment by the number of shares in circulation and with the right to receive said dividend on the date of the respective cut-off carried out by the S.D. Indeval Institutción para el Depósito de Valores, S.A. de C.V., with the understanding that the shares that are held in treasury on that date will not be considered for the purposes of calculating the dividend decreed here.

FOURTH.	The proprietary secretary or the alternate secretary of the Board of Directors of the Company are instructed to publish the necessary notices in the media required and make the corresponding arrangements with the authorities and institutions involved, including, without limitation, the National Commission. Banking and Securities, the Bolsa Mexicana de Valores, S.A.B. de C.V., the New York Stock Exchange and the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., in order to comply with the provisions of the resolutions adopted in this point of the agenda, said procedures include, but are not limited to, the presentation of reports, reports, notices, notifications, certifications, writings and any other documents that are necessary.

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VII.       Presentation, and in its case, approval of the share repurchase program during the fiscal year 2024.

In attending  to the seventh point on the agenda, Mr. Juan Felipe Sottil Achutegui submitted for the consideration of the shareholders, a report regarding the exercise of the Company's share repurchase program approved by this shareholders' meeting, during the fiscal year 2024. A copy of said report is attached to the file of this minute as Annex “8”.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 94.96% (ninety-four point ninety-six percent) of the shares represented at this meeting, which is equivalent to 54.73% (fifty-four point seventy-three percent) of the total shares representing the capital stock of the Company subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTION

ONLY.	The report presented by Mr. Juan Felipe Sottil Achutegui in relation to the exercise of the Company's share repurchase program during the fiscal year 2024 is approved, in terms of the report attached to the file of these minutes as Annex 8.

VIII.       Presentation, and in its case, approval of the 2025 share repurchase program, of the amount that may be used in a revolving manner to such purposes and its execution.

In attending to the eighth item on the agenda, Mr. Juan Felipe Sottil Achutegui commented that the board of directors recommends to the Company's shareholders: (i) ratify the Company's share repurchase program, and (ii) authorize that the balance of the share repurchase program of fiscal year 2024, is applied together with the amounts that are necessary for the Company's own share buyback reserve available during the 2025 financial year to reach the total amount of US$150,000,000.00 (one hundred and fifty million dollars 00/100) legal currency of the United States of America.

Mr. Juan Felipe Sottil Achutegui confirmed to the shareholders that said amount does not exceed the total balance of the Company's net profits, including those retained from previous years.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 91.69% (ninety-one point sixty-nine percent) of the shares represented at this meeting, which is equivalent to 52.85% (fifty-two point eighty-five percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is resolved that the reserve for the repurchase of shares that may be used in a revolving manner during fiscal year 2025, will be equal to the total amount of US$150,000,000.00 (one hundred and fifty million dollars 00/100) legal currency of the United States of America, or its equivalent in Pesos, National Currency, amount that includes the unused balance of the 2024 financial year and that will be used for the Company to acquire through the Bolsa Mexicana de Valores, S.A.B. of C.V. and/or any other authorized stock exchange shares representing its share capital.

SECOND.	It is stated that this amount does not exceed the sum of the total balance of the Company's net profits, including those retained from previous years.

THIRD.	In terms of article 56 of the Securities Market Law, it is resolved that as long as the shares acquired under the buyback program are property of the Company, as well as any other shares that the Company maintains in treasury, they may not be represented or voted at the Company's shareholder meetings, nor may social or economic rights be exercised with respect to them, but they may be placed on the market by the Company, when deemed appropriate.

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FOURTH.	Any repurchase of own shares that the Company carries out under the program authorized herein must be done through stock brokers duly authorized for this purpose and through stock brokerage contracts or similar non-discretionary contracts.

FIFTH.	It is agreed that until the Company's Board of Directors deems it necessary, the Company's own share buyback program will continue to operate in accordance with the latest rules and provisions issued by the Company's Board of Directors in this regard.

SIXTH.	The secretary of the Board of Directors is authorized to carry out the necessary communications to the Bolsa Mexicana de Valores, S.A.B. de C.V., to the National Banking and Securities Commission and to any other person, organization and authority that may be required, regarding the share repurchase program authorized herein.

SEVENTH.	It is resolved that in every ordinary general meeting of shareholders of the Company that is held while the reserve for the repurchase of own shares is in force, the administration must present a report on the exercise of said program, in addition to the fact that the board of directors must be informed about it at each ordinary meeting held.

IX.	Appointment, or in its case, ratification of the members of the Board of Directors, and of the presidents of the Audit and Corporate Practices Committees, and compensation for 2025

In attending to the ninth item on the agenda, the secretary informed the shareholders of the Company regarding the recommendations made by the corporate practices committee of the Company, acting as the nominations committee in relation to the integration of the Board of Directors of the Company and on the appointment of the presidents of the audit and corporate practices committees for the fiscal year ending December 31, 2025.

Likewise, the secretary reminded the shareholders that the profiles of each of the members proposed to join the board of directors and committees of the Company during fiscal year 2025,  were at their disposal from the date of publication of the call for this meeting and a copy is attached to the file of this record as Annex “9”.

Finally, the secretary stated that all the members proposed to integrate the Board of Directors and committees of the Company have expressed their acceptance regarding said appointments, subject of course, to the condition that this shareholders´s metting approves their respective appointments.

After deliberating on this item, the shareholders of the Company, by the favorable vote of 93.44% (ninety-three point forty-four percent) of the shares represented at this meeting, which is equivalent to 53.86% (fifty-three point eighty-six two percent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	It is ratified the appointment of Lorenzo Manuel Berho Corona, Lorenzo Dominique Berho Carranza, Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, Douglas M. Arthur, Stephen B. Williams, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Daniela Berho Carranza, Elías Laniado Laborín, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elías, Rocío Ruíz Chávez, Luis de la Calle Pardo and Francisco Javier Mancera de Arrigunaga, in order to continue as members of the board of directors of the Company during the fiscal year that will end on December 31, 2024 and until the next ordinary general meeting of shareholders ratifies them or appoints their respective successors, having the status of owners or alternates , as indicated below.

SECOND.	Mr. Lorenzo Manuel Berho Corona is ratified as executive president of the board of directors of the Company for the fiscal year ended on December 31, 2025

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and until the general meeting of shareholders ratifies him or appoints his successor.

THIRD.	Mr. Alejandro Pucheu Romero is ratified as secretary of the Board of Directors and Ms. Jimena María García-Cuéllar Céspedes as alternate secretary, without any of them being a member of said body, to the fiscal year ended on December 31, 2025.

FOURTH.	It is confirmed that none of the members of the board of directors, the owner secretary or the substitute secretary, will have the obligation to guarantee the liability that they may incur in the performance of their positions.

FIFTH.	Mr. Francisco Javier Mancera de Arrigunaga is ratified as president of the corporate practices committee of the Company, to continue in his position during the fiscal year 2025 and until the next general shareholders meeting ratifies him or appoints his successor.

SIXTH.	Mr. Luis Javier Solloa Hernández is ratified as president of the Company's audit committee, to continue in his position during the fiscal year 2025 and until the next general shareholders meeting ratifies him or appoints his successor.

SEVENTH.	The appointment of the other members of the audit and corporate practices committees is noted; as well as the appointments of the presidents and members of the investment, ethics, debt and equity, and environmental, social and corporate governance committees, in terms of what was approved by the Company's board of directors.

EIGHT.	It is resolved that the cash compensation that the members of the Board of Directors of the Company will receive for their actions as such and for their participation in the committees of the Company during the fiscal year ending on December 31, 2025, will be as go on:

Social Body	Compensation per Session
Board of Directors	US$4,180.00
Presidents of the Committees	US$4,400.00
Members of the Committees	US$3,300.00

1.   All members of the Board of Directors have the right to receive compensation for their participation in both, the board of directors and the committees of the Company.

2.   Income tax that will be withheld by the Company will be added to the compensation.

3.   Compensations can be paid in Pesos at the exchange rate published by the Bank of Mexico as applicable on the payment date.

4.   Compensations will only be paid in respect of sessions in which the member in question is actually present.

5.   In the event that the proprietary and alternate attend, only the proprietary member has the right to compensation, unless the board itself or the executive president determines that the presence of the alternate is necessary for the development of any topic.

6.   Company employees who participate in the Board of Directors and/or committees will not have the right to receive compensation.

7.   The executive president of the Board of Directors will only receive the compensation established by the Board of Directors for his position.

NINETH.	It is resolved that the members of the Board of Directors of the Company for their actions as such and for their participation in the committees of the Company during the fiscal year ending on December 31, 2025, will receive, no later than December 31, 2025, a compensation in shares of the Company, equal to the amount that each person has received as cash compensation during fiscal year 2025 in accordance with the provisions of the eighth resolution above.

TENTH.	To determine the number of shares, the value of the share on the date of delivery of said shares will be taken into account.

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ELEVENTH.	The shares received by the directors in accordance with the provisions herein will be subject to a lock-up period, that is, they may not be sold by the directors for a period of 6 (six) months from the date on which they were granted.

TWELVETH.	The other resolutions adopted by the ordinary general meeting of March 21ST, 2024 in relation to the compensation of the members of the board of directors and the committees of the Company will continue to be applicable during the 2025 fiscal year.

The shareholders state that:

a)	The Board of Directors of the Company in office during the fiscal year 2025, and until the next general shareholders meeting ratifies them or appoints their respective successors, is composed as follows:

Proprietary	Character	Alternate	Character	Position
Lorenzo Manuel Berho Corona	Patrimonial	Lorenzo Dominique Berho Carranza	Patrimonial	President
Manuela Molina Peralta	Independent	Jorge Alberto de Jesús Delgado Herrera	Independent	Member
José Manuel Domínguez Díaz Ceballos	Independent	José Guillermo Zozaya Délano	Independent	Member
Craig Wieland	Independent	Enrique Carlos Lorente Ludlow	Independent	Member
Daniela Berho Carranza	Patrimonial	Elías Laniado Laborín	Patrimonial	Member
Luis Javier Solloa Hernández	Independent	Viviana Belaunzarán Barrera	Independent	Member
Loreanne Helena García Ottati	Independent	José Antonio Pujals Fuentes	Independent	Member
Oscar Francisco Cázares Elias	Independent	Rocío Ruiz Chávez	Independent	Member
Douglas M. Arthur	Independent	Stephen B. Williams	Independent	Member
Luis de la Calle Pardo	Independent	Francisco Javier Mancera de Arrigunaga	Independent	Member

b)	The members Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elias, Rocío Ruiz Chávez, Douglas M. Arthur, Stephen B. Williams, Luis de la Calle Pardo and Francisco Javier Mancera de Arrigunaga, are classified as independent directors, as they do not meet any of the characteristics established in article 26 of the Securities Market Law for not being so. The foregoing, subject to the National Banking and Securities Commission not objecting to his appointment, in terms of the provisions of the last paragraph of said article 26.

c)	c) The Company's audit committee in office during fiscal year 2025 is formed as follows:

Audit Committee
Luis Javier Solloa Hernández	President
Manuela Molina Peralta	Member
Viviana Belaunzarán Barrera	Member

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José Manuel Domínguez Díaz Ceballos	Member
Lorenzo Manuel Berho Corona	Permanent Invitee

d)	The corporate practices committee of the Company in office during the 2025 financial year is made up as follows:

Corporate Practices Committee
Francisco Javier Mancera de Arrigunaga	President
José Guillermo Zozaya Délano	Member
José Antonio Pujals Fuentes	Member
Oscar Francisco Cázares Elias	Member
Lorenzo Manuel Berho Corona	Permanent Invitee

X.       Appointment of special delegates.

In attending to the tenth point on the agenda, the secretary submitted to the consideration of the shareholders the proposal to appoint the special delegates of this meeting.

After deliberating on this matter, the shareholders of the Company, by the favorable vote of 94.96% (ninety-four point ninety six percent) of the shares represented at this meeting, which is equivalent to 54.73% (eighty-seven point ninety percent) cent) of the total shares representing the Company's share capital subscribed, paid and with the right to vote at this meeting, adopted the following:

RESOLUTIONS

FIRST.	Lorenzo Dominique Berho Carranza, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Claudia Alejandra Márquez Rueda are designated as special delegates of this meeting so that, acting jointly or separately, they may issue the certifications related to these minutes that are necessary or convenient.

SECOND.	Lorenzo Dominique Berho Carranza, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes and Claudia Alejandra Márquez Rueda are designated as special delegates of this meeting so that, acting jointly or separately, they may go before the notary public of their choice and notarize these minutes, as well as so that in the same way, they proceed to manage their registration with the public registry of commerce of Mexico City and give the required notices.

There being no other matter to discuss, this ordinary general meeting was suspended to prepare these minutes, which once approved, are authorized by the president, the secretary and the scrutineers with their respective signatures.

This meeting was concluded at eleven hours and eighteen minutes on March 19, 2025.

PRESIDENT	SECRETARY

Mr. Lorenzo Dominique Berho Carranza	Mr. Alejandro Pucheu Romero

SCRUTINEERS

Ms. Claudia Alejandra Márquez Rueda	Ms. Jimena María García Cuellar Céspedes

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The file of this minutes contains: (1) copy of the call published in the newspaper "Reforma" and published in the electronic system of the Ministry of Economy, (2) the attendance list, copies of the power of attorney letters displayed, certifications issued by the S.D. Indeval Institución para el Depósito de Valores, S.A. of C.V. and participating custodians, exhibited by the shareholders and a copy of the list issued by the S.D. Indeval Indeval Institución para el Depósito de Valores, S.A. of C.V. dated March 11th, 2025, (3) copy of the annual report of the CEO, (4) copy of the annual report of the board of directors, (5) copy of the report of the corporate practices, audit, investment, ethics committees, debt and equity and environmental, social and corporate governance, (6) copy of the tax compliance report, (7) copy of the audited and consolidated financial statements of the Company and its subsidiaries and the report and opinion of the external auditor, (8) copy of the report on the exercise of the share repurchase program, (9) copy of the profile of each of the proposed members of the board of directors, (10) copies of the vote counts for each of the items on the agenda of this ordinary general meeting of shareholders, signed by the scrutineers.

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